FOR IMMEDIATE RELEASE

Formula Systems Reports Fourth Quarter and Fiscal Year 2006 Results

Annual Net Income of $10 million

Herzliya, Israel – March 19, 2007 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the fourth quarter and year ended December 31, 2006.

Revenues for the fourth quarter totaled $152.5 million an increase of 22% compared to $124.8 million in the fourth quarter of 2005.

Revenues for the year ended December 31, 2006 totaled $560.2 million compared to $506.4 million in 2005.

Operating income in the fourth quarter of 2006 was $8.9 million compared to $2.5 million in the same quarter of 2005, an increase of 250%. Operating income in 2006 was $14.3 million compared to $15.9 million in 2005.

Net income for the fourth quarter of 2006 was $6.4 million compared to net loss of $2.7 million in the fourth quarter of 2005. In 2006 the company recorded a net income of $10.0 million compared to a net income of $0.2 million in 2005.

Cash and Short term investment at December 31, 2006 increased to $131.3 million from $118.0 million at December 31,2005.

Current Ratio at December 31, 2006 significantly improved to 1.80 from 1.15 at December 31,2005.

Shareholder's Equity at December 31, 2006, after the impact of the dividend in kind of Formula Vision and fourth quarter profits totaled $153.3 million.

On December 26, 2006, we spun-off Formula Vision Technology (F.V.T.) Ltd., so that Formula Vision is no longer a subsidiary of ours. The spin-off was effected by way of distributing the 36,696,000 Formula Vision shares owned by Formula (then representing approximately 57% of the outstanding Formula Vision shares) as a dividend in-kind to Formula's shareholders.

On December 31, 2006, Formula Vision paid approximately $51 million to Formula, as a full payment of the principle and interest of the debt owed by Formula Vision to Formula.

Gad Goldstein, President & CEO of Formula, commented: "We experienced an exceptional fourth quarter. Above and beyond the good financial results, we had two major developments that will dramatically contribute to our future results. We received full payment on the account of the debenture of approximately $51 million from Formula Vision which will poise us at the beginning of 2007 with an impressive level of available cash and we concluded the spin off of Formula Vision which will increase Formula's predictability and profitability.

At the beginning of 2007 we present a new Formula with large and mostly publicly traded subsidiaries and we expect all of them to contribute positively to Formula's operational profit and a stronger balance sheet which will enable us to consider new investments and a perpetual annual dividend policy".

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President & CEO, Formula Systems Ltd.,

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	118,910	81,767
Short-term investments	12,438	36,185
Marketable securities available for sale	3,646	-
Trade receivables	147,478	133,390
Other accounts receivable	22,651	24,770
Inventories	3,080	3,808

	308,203	279,920

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	1,960	3,091
Investments in affiliates	-	20,257

	1,960	23,348

SEVERANCE PAY FUND	28,239	33,627

FIXED ASSETS, NET	18,461	23,485

OTHER ASSETS, NET	232,954	269,705

	589,817	630,085

CURRENT LIABILITIES:
Liabilities to banks and others	35,579	105,420
Trade payables	54,191	47,534
Other accounts payable	73,865	74,765
Debentures	8,932	8,004
Customer advances, net of work in progress		7,309

	172,567	243,032

LONG-TERM LIABILITIES:
Debentures	24,113	16,809
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	457	1,282
Customer advances	449	645
Liabilities to banks and others	85,004	52,732
Liability in respect of the acquisition of activities	1,489	1,761
Accrued severance pay	35,337	39,727

	148,820	114,927

MINORITY INTEREST	115,140	108,681

SHAREHOLDERS’ EQUITY	153,290	163,445

	589,817	630,085

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	560,226	506,371	152,542	124,824
Cost of revenues	376,292	333,536	100,015	83,355

Gross profit	183,934	172,835	52,527	41,469
Research and development costs, net	25,483	22,429	5,856	4,789
Selling, general and administrative expenses	134,653	127,520	35,522	32,417
Depreciation and amortization	6,056	5,529	1,631	1,387
Restructuring and non-recurring costs	3,410	1,455	628	343

Operating income	14,332	15,902	8,890	2,533
Financial expenses, net	12,228	9,206	3,578	2,270

	2,104	6,696	5,312	263
Gain on realization of investments	40,009	4,107	25,710	(88)
Other income (expenses), net	(15,800)	(820)	(13,073)	(1,371)

Income before taxes on income	26,313	9,983	17,949	(1,196)
Taxes on income	3,234	5,200	2,291	2,237

	23,079	4,783	15,658	(3,433)
Equity in profits (losses) of affiliated companies, net	459	(3,109)	(631)	(511)
Minority interest in losses (profits), net	13,523	1,491	8,663	(1,261)

Net income (loss)	10,015	183	6,364	(2,683)

Earnings (loss) per share:
Basic	0.802	0.01	0.511	(0.21)

Diluted	0.737	0.01	0.501	(0.21)

Weighted average number of shares outstanding:
Basic	13,200	12,800	13,200	13,200

Diluted	13,298	12,800	13,200	13,200